Exhibit 12. (a)

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Six Months Ended	Year Ended
	6/29/02
(millions, except ratios)	(unaudited)	2001	2000	1999	1998	1997

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$568	$1,415	$1,248	$1,268	$1,423	$1,409

Add interest element implicit in rentals	80	161	136	133	144	147
	648	1,576	1,384	1,401	1,567	1,556
Interest capitalized	2	11	4	5	5	3

Total fixed charges	$650	$1,587	$1,388	$1,406	$1,572	$1,559

Income
Income (loss) before income taxes,
minority interest, and extraordinary loss	$1,110	$1,223	$2,223	$2,419	$1,883	$2,138
Deduct undistributed net income (loss)
of unconsolidated companies	3	12	17	(5)	11	13
	1,107	1,211	2,206	2,424	1,872	2,125

Add
Fixed charges (excluding interest capitalized)	648	1,576	1,384	1,401	1,567	1,556
Income before fixed charges and
income taxes	$1,755	$2,787	$3,590	$3,825	$3,439	$3,681

Ratio of income to fixed charges	2.70	1.76	2.59	2.72	2.19	2.36